27201 Puerta Real  |  Suite 350  |  Mission Viejo, CA  92691
phone: 949.609.1966  |  fax: 949.609.1970
toll free: 1.866.353.9722
www.flexscan.com

February 7, 2008

Ms. Tia Jenkins
Senior Assistant Chief Account
Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Healthcare Services
Mail Stop 3561
Washington, DC 20549

Re:          flexSCAN, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2007
Filed October 15, 2007
File No. 000-09283
SEC comment letter dated January 9, 2008

Dear Ms. Jenkins,

We received your comment letter dated January 9, 2008. We are committed to meeting the disclosure requirements under the Acts and we intend to fully cooperate with your office to satisfy this objective.

Since the date we received the comment letter, we have had two phone conversations with Mr. Dave Walz of the Securities and Exchange Commission staff.  We provided Mr. Walz with some background on the evolution of our control environment from the early days following our reverse merger until the date of the Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007 (the “10-KSB”).  This letter will set forth more formally the substance of those conversations.

In connection with our Item 8A. Controls and Procedures, page 21, the comment letter stated:

1.
“You reported a material weakness regarding your inability to independently prepare your financial reports that comply with generally accepted accounting principles. This suggests that you engaged an accountant to assist us in preparing the financial statements. Please disclose whether this is the case and identify for us the accountant.”

27201 Puerta Real  |  Suite 350  |  Mission Viejo, CA  92691
phone: 949.609.1966  |  fax: 949.609.1970
toll free: 1.866.353.9722
www.flexscan.com

The disclosure in the 10-KSB regarding accounting controls and procedures was a legacy of the early period of our public company existence following the reverse merger at which time we had limited internal accounting resources. We inadvertently did not revise such disclosure to reflect that management has determined that the accounting control and procedure are adequate.   Please be aware that we have sufficiently upgraded our controls and procedures such that we expect our future filings, beginning with our upcoming submission of Form 10-KSB as at June 30, 2008, to include a Section 8A – Controls and Procedures report, which is fully in compliance with the Securities and Exchange Act.  We regret that we inadvertently raised this concern and caused unnecessary work for you and us.

Therefore, beginning with our upcoming submission of Form 10-KSB as at June 30, 2008, we propose to amend Item 8A of the 10-KSB to include the following disclosure:

“Management has reviewed the accounting controls and procedures and has determined that they are effective and designed to ensure that the information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the requisite time periods.”

You have requested that we identify the consultants hired to assist in the preparation of the financial statements.  In order for us to complete the 10-KSB for the period ended June 30, 2006, we engaged Katherine Allanson, CPA, an independent accounting consultant who worked full-time with us for a period of approximately three months. This consultant assisted us in completing our books and records, establishing a system of accounting principles as required under FAS 123R for “Share-Based Compensation”, and assisted in establishing some of our fundamental accounting policies and procedures along with periodic closing procedures.

In addition, we retained the services of Hoffski & Pisano, CPAs, a Professional Corporation, to take responsibility over bookkeeping, general ledger control, period closing procedures, and internal auditing functions. I am a shareholder in this firm and this professional relationship which continued through the period ended June 30, 2007, was my introduction to the Company. In January 2007, I assumed the duties of Chief Financial Officer and Principal Accounting Officer. I also serve on the Board of Directors and as the Corporate Secretary.

27201 Puerta Real  |  Suite 350  |  Mission Viejo, CA  92691
phone: 949.609.1966  |  fax: 949.609.1970
toll free: 1.866.353.9722
www.flexscan.com

2.
“We presume the accounting firm that audited your financial statements did not also assist in their preparation. If our presumption is incorrect, tell us how you determined your auditors, Rotenberg & Co., LLP, were independent in light of the guidance in Rule 2-01(c)(4)(i) of regulation S-X.”

Our independent auditors did not assist in the preparation of the financial statements.   The assistance that flexSCAN, Inc. received from Ms. Allanson, CPA and the staff of Hoffski & Pisano, CPAs (discussed above) was through appropriate arms-length consulting engagements. Neither Ms. Allanson nor Hoffski & Pisano (or any of its personnel) have now or at any time relevant to your inquiry any relationship with Rotenberg & Co., LLP, who are our independent auditors. We can assure you that Rotenberg & Co., LLP, adhered to the tenets of independence mandated under the Securities Exchange Act rules and regulations.

We also confirm that:

1.	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

3.	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the aforementioned responses satisfactorily address your comments. We look forward to seeing your response and stand ready to provide any further clarification, as necessary.

Sincerely;

Francis X. Pisano,
Chief Financial Officer